Exhibit 77M – Merger

In a merger that was effective as of the close of business on April 12, 2013, the Sentinel Mid Cap II Fund, a series of the Registrant, merged into the Sentinel Mid Cap Fund, another series of the registrant. In the merger, the shareholders of the Mid Cap II Fund received shares of equal net asset value of the same class of the Mid Cap Fund. The reorganization was approved by the Board of Directors of the Registrant. Approval by the shareholders of the Mid Cap II Fund was not required.